04052824

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC
Exact name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

Form 8-K, December 29, 2004 GMACM Mortgage Pass-Through Certificates Series 2004-J6

Electronic Report, Schedule of Registration Statement of Which the Documents Are a Part (give period of report)

333-117232
SEC File Number, if available

SEC MAIL PROCESSING RECEIVED DEC 3 0 2004 WASH, D.C. 202 SECTION

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
JAN 05 2005 E
THOMSON FINANCIAL

17267191

IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO AN AUTOMATIC SEC EXEMPTION

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Credit Suisse First Boston LLC Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to Rule 311(h) of Regulation S-T.

17267191

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC.

By: Patricia C. Taylor
Name: Patricia C. Taylor
Title: Vice President

Dated: December 29, 2004

EXHIBIT 99.1
(attached hereto)

GMACM04-J6COMP- Summary

Deal Summary Report

			Assumptions	Balance
Settlement	31-Dec-2004	Prepay	300 PSA	Balance
1st Pay Date	25-Jan-2005	Default	0 CDR	$251,158,003.10
		Recovery	0 months	
		Severity	0%	

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %
4N1		25,000,000.00	5.5	01/10 - 09/34	11.04					
4N2		8,889,000.00	5.5	01/10 - 05/14	7.38					
4N3		8,889,000.00	5.25	01/10 - 05/14	7.38					
4N4		8,889,000.00	5	01/10 - 05/14	7.38					
4S1		21,156,142.00	6	01/05 - 09/11	3.04					
4S2		21,156,142.00	5.75	01/05 - 09/11	3.04					
4S3		21,156,142.00	5.5	01/05 - 09/11	3.04					
4S4		21,156,142.00	5.25	01/05 - 09/11	3.04					
4S5		21,156,142.00	5	01/05 - 09/11	3.04					
4S6		21,156,142.00	4.75	01/05 - 09/11	3.04					
4S7		21,156,148.00	4.5	01/05 - 09/11	3.04					
4FL1		21,845,000.00	2.75	01/05 - 05/14	3.71					
4IN1		21,845,000.00	4.75	01/05 - 05/14	3.71					
4L1		22,395,000.00	5.5	05/14 - 09/34	13.54					
4B1		7,158,003.10	5.5	01/05 - 09/34	10.28					

Treasury							Swaps					
Mat	6MO	2YR	3YR	5YR	10YR	30YR	1YR	2YR	3YR	5YR	10YR	30YR
Yld	2.422	2.903	3.112	3.503	4.128	4.787	2.949	3.261	3.493	3.882	4.517	5.159

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely b
for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to
decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstance
registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the

GMACM04-J6G4BBG

WAC	Collateral WAM	Age	WAL	Dur
5.9	357	3	5.5	4.36

$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
			01-Dec-04	FIX
			01-Dec-04	FIX
			01-Dec-04	FIX
			01-Dec-04	FIX
			01-Dec-04	FIX
			01-Dec-04	FIX
			01-Dec-04	FIX
			01-Dec-04	FIX
			01-Dec-04	FIX
			01-Dec-04	FIX
			01-Dec-04	FIX
			25-Dec-04	FLT
			25-Dec-04	INV_IO
			01-Dec-04	FIX
			01-Dec-04	FIX

CREDIT SUISSE | FIRST BOSTON

3

GMACM 2004-J6

Group 4

Pay rules

1. Pay the NAS Priority Amount to the 4N1
2. Concurrently:
    a. 88.8888888888889% as follows:
        i. Pay the SuperNas Priority Amount, pro-rata, to the 4N2-4N4
        ii. Pay pro-rata to the 4S1-4S7 until retired.
        iii. Pay, pro-rata to the 4N2-4N4 until retired.
    b. 11.1111111111111% Pay to the 4FL1 until retired.
3. Pay to the 4L1 until retired.
4. Pay to the 4N1 until retired.

Notes

Pxing Speed = 300PSA

Nas Bonds – =4N1 standard Nas bond, 60 mos of hard lockout.

- ****Apply shift to both sched prin and prepay prin**
- **Nas Priority Amount** = (Nas% x Shift%) x (sched + prepays)
- **Shift %** = Standard Shift Schedule
- **Nas %** = (4N1 balance) / (Group 4 Non PO Balance)

Super Nas: 4N2, 4N3, 4N4

Nas % = Min((Total Balance of the 4N2, 4N3, 4N4 + (3.0% * Total Balance of 4N2, 4N3 and 4N4))/(Total Balance of the 4N2-4N4, and the 4S1-4S7), 99%)
Shift% = Standard shift schedule
SuperNAS Priority Amount = (All Prin allocated to the 4N2-4N4, 4S1-4S7, [step 2.a.i above]) x Nas% x Shift%

Floaters:

4FL1 – 1ML + 40, 7.5 cap , .40 floor, 0 day delay, initial libor - 2.35%

Inverse IO's:

4IN1 – 7.1% - 1ML , 7.1% Cap, 0 Floor, 0 day delay, intial libor – 2.35%
Notional = 7FL1

Settlement = 12/31

4

271 Mtge **YTA**

Bloomberg CMO

66 <GO> BCC0HN316 CMO: GMACM 2004-J6 4L1

5.5% LEGAL MTY N/A

ADU:<PAGE>
NO Notes
69 <Go>

65 <GO> 5.900(357)3 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	12/31/04: 22,395,000 12/25/04: 22,395,000 factor 1.000000000000	next pay 1/25/05 (monthly) rcd date 12/31/04 (24 Delay) accrual 12/ 1/04-12/31/04	30/360 Cashflows created 12/ 8/04 1stProj 1/25/05 ASSUMED collateral

12/31/04

YIELD TABLE

DEAL: ■ Information is preliminary and subject to change.

Vary PRICE 32	100 PSA	200 PSA	250 PSA	300 PSA	500 PSA	750 PSA	1000 PSA
	100	200	250	300	500	750	1000
96-24	5.781	5.818	5.846	5.883	6.140	6.397	6.621
AvgLife	25.85	19.39	16.28	13.54	6.12	4.00	3.08
Mod Dur	13.24	11.36	10.22	9.05	5.03	3.48	2.74
DATE Window	6/27- 9/25/34	7/19- 9/25/34	8/16- 9/25/34	5/14- 9/25/34	3/10- 9/25/12	7/08- 6/25/09	10/07- 5/25/08
Spread I	+88/AL	+117/AL	+132/AL	+146/AL	+235/AL	+295/AL	+335/AL

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 14:02

3mo	6mo	-2-	-3-	-5-	-10-	-30-
2.22	2.58	3.04	3.23	3.64	4.28	4.91

Format# 1-YT

10y 99-23+ 30y 106-24+ s

5

P271 Mtge YTA

NO FIELDS ENTERED.

Bloomberg CMO

GMACM 2004-J6 4N1 5.5% LEGAL MTY N/A ADV: <PAGE>
66 <GO> BCCOHN2N9 CMO: NO Notes 88 <Go>
65 <GO> 5.900(357)3 WAC(WAM)AGE ASSUM

ASSUMED	12/31/04: 25,000,000	next pay 1/25/05 (monthly)	30/360 Cashflows
collateral	12/25/04: 25,000,000	rcd date 12/31/04 (24 Delay)	created 12/ 6/04 1stProj 1/25/05
-NO History-	factor 1.000000000000	accrual 12/ 1/04-12/31/04	ASSUMED collateral

12/31/04 **YIELD TABLE**

Vary PRICE 32	100 PSA	200 PSA	250 PSA	300 PSA	500 PSA	750 PSA	1000 PSA
	100	200	250	300	500	750	1000
99-24	5.550	5.548	5.547	5.547	5.544	5.535	5.526
AvgLife	15.62	12.74	11.79	11.04	8.96	5.60	4.02
Mod Dur	9.78	8.60	8.17	7.83	6.78	4.68	3.51
DateWindow	1/10- 9/25/34	1/10- 9/25/34	1/10- 9/25/34	1/10- 9/25/34	1/10- 9/25/34	6/09- 3/25/32	5/08- 1/25/10
Spread A	+125/10 y	+125/10 y	+125/10 y	+125/10 y	+125/10 y	+189/5 y	+188/5 y

DEAL: * Information is preliminary and subject to change.

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRU-SUP" UNAVAILABLE.

Treasury Curve - BGN 13:21

3mo	6mo	-2-	-3-	-5-	-10-	-30-
2.22	2.59	3.04	3.24	3.65	4.30	4.92

Format# 1-YT 10y 99-20

6

P271 Mtge YTA

NO FIELDS ENTERED.

Bloomberg CMO GMACM 2004-J6 4N3 5.25% LEGAL MTY N/A ADV <PAGE>
66 <GO> BCC0HN2Q2 CMO: NO Notes 88 <Go>
69 <GO> 5.900(357)3 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	12/31/04: 8,889,000 12/25/04: 8,889,000 factor 1.000000000000	next pay 1/25/05 (monthly) rcd date 12/31/04 (24 Delay) accrual 12/ 1/04-12/31/04	30/360 Cashflows created 12/ 8/04 1stProj 1/25/05 ASSUMED collateral

12/31/04 YIELD TABLE

DEAL: * Information is preliminary and subject to change.

Vary PRICE 32	100 PSA	200 PSA	250 PSA	300 PSA	500 PSA	750 PSA	1000 PSA
100-6	5.246	5.232	5.225	5.215	5.168	5.117	5.073
AvgLife	12.99	9.61	8.51	7.38	4.53	3.22	2.56
Mod Dur	8.97	7.29	6.66	5.96	3.94	2.89	2.34
DateWindow	1/10- 9/25/26	1/10- 2/25/19	1/10- 6/25/16	1/10- 5/25/14	12/08- 3/25/10	11/07- 7/25/08	4/07- 10/25/07
Spread 1	+83/AL	+97/AL	+111/AL	+125/AL	+161/AL	+181/AL	+190/AL

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 13:22

3mo	6mo	-2-	-3-	-5-	-10-	-30-
2.22	2.59	3.04	3.24	3.65	4.30	4.92

Format# 1-YT 5y99-11 10y99-20

7

271 Mtge **YTA**

Bloomberg CMO

66 <GO>	GMACM 2004-J6 4FL1 BCCOHN2Z2 CMO:FLOATING RATE BOND	2.75% LEGAL MTY N/A	ADV:<PAGE> NO Notes 88 <Go>
65 <GO>	5.900(357)3 WAC(WAM)AGE ASSUM	(1xLIBOR01M)+40BP	CAP:FLR= 7.500:0.400

ASSUMED collateral -NO History-	12/31/04: 21,845,000 12/25/04: 21,845,000 factor 1.000000000000	next pay 1/25/05 (monthly) reset 1/25/05 (0 Delay) accrual 12/25/04- 1/24/05	30/360 Cashflows created 12/ 8/04 1stProj 1/25/05 ASSUMED collateral 1st INDEX 2.3500

12/31/04 30/360 DSCNTNG **DISCOUNT MARGIN BP** Fxd Index= 2.4200

Vary PRICE 32	100 PSA	200 PSA	250 PSA	300 PSA	500 PSA	750 PSA	1000 PSA
	100	200	250	300	500	750	1000
100	39.9	39.8	39.8	39.8	39.7	39.6	39.5
AvgLife	8.75	5.24	4.33	3.71	2.49	1.87	1.55
Index Dur	0.07	0.07	0.07	0.07	0.07	0.07	0.07
DateWindow	1/25/05-	1/25/05-	1/25/05-	1/25/05-	1/25/05-	1/25/05-	1/25/05-
VARY INDEX? N	6/25/27	7/25/19	8/25/16	5/25/14	3/25/10	7/25/08	10/25/07

DEAL: ■ Information is preliminary and subject to change.

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Format# 4-IPD

8

271 Mtge YTA

Bloomberg CMO

GMACM 2004-J6 4IN1 4.75% LEGAL MTY N/A ADV <PAGE>
66 <GO> BCCOHN308 CMO: IO, INV, NTL NO Notes BB <Go>
65 <GO> 5.900(357)3 WAC(WAM)AGE ASSUM (-1xLIBOR01M)+710BP CAP:FLR= 7.100:0.000

ASSUMED	12/31/04: 21,845,000	next pay 1/25/05 (monthly)	30/360 Cashflows created 12/ 8/04
collateral	12/25/04: 21,845,000	reset 1/25/05 (0 Delay)	1stProj 1/25/05 ASSUMED collateral
-NO History-	factor 1.000000000000	accrual 12/25/04- 1/24/05	1st INDEX 2.3500

12/31/04 30/360 DSCNTNG **YIELD TABLE** Fxd Index= 2.4200

Vary PRICE 32	100 PSA	200 PSA	250 PSA	300 PSA	500 PSA	750 PSA	1000 PSA
	100	200	250	300	500	750	1000
DEAL: * Information is preliminary and subject to change.							
7-00	68.390	61.899	58.463	54.886	39.753	20.945	3.394
AvgLife	8.75	5.24	4.33	3.71	2.49	1.87	1.55
Sprd Dur	1.12	1.10	1.09	1.07	1.00	0.96	0.94
DateWindow	1/25/05-	1/25/05-	1/25/05-	1/25/05-	1/25/05-	1/25/05-	1/25/05-
VARY INDEX? N	6/25/27	7/25/19	8/25/16	5/25/14	3/25/10	7/25/08	10/25/07

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 13:48

3mo	6mo	-2-	-3-	-5-	-10-	-30-
2.22	2.59	3.04	3.24	3.65	4.23	4.92

Format# 3-IPY